

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2011

Ramin Najafi
Chief Executive Officer and President
NovaBay Pharmaceuticals, Inc.
5980 Horton Street, Suite 550
Emeryville, CA 94608

> **Re:** **NovaBay Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 30, 2010**
> **File No. 001-33678**

Dear Mr. Najafi:

We have reviewed your January 7, 2011 response to our December 14, 2010 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments.

Our Target Indications and Product Candidates, page 4

1. We note your response to prior comment one that confidential treatment requests have been granted with respect to your agreements with Alcon and Galderma. However, with respect to royalty rates, we are not looking for disclosure of the exact royalty rates, but we are looking for disclosure of a range of royalty rates within a ten percent range. That range of royalty rates is material information that needs to be disclosed and is not the subject of a confidential treatment request. With respect to milestone payments, we are not looking for disclosure of individual milestone payments, but we are looking for disclosure of aggregate milestones. We note that section 8.4 of your Collaboration and License Agreement with Galderma, which discusses milestones payable, states, "the maximum amount payable by Galderma to NovaBay pursuant to this Section 8.4 for Acne Products is $30,000,000 and for Impetigo Products is $12,750,000," and that these aggregate amounts were not redacted from the agreement. Please provide draft disclosure to be included in your 2010 Form 10-K describing the range of royalty rates for your agreements with Alcon and Galderma and aggregate milestones payable under the Galderma agreement.

Item 7. Management's Discussion and Analysis
Results of Operations
Comparison of Years Ended December 31, 2009, 2008 and 2007
Research and Development, page 33

2. Refer to your response to prior comment three, and address the following:
    - Disclose that you have not historically maintained research and development costs by program, and disclose why you have not maintained such costs by program;
    - Disclose that you are beginning to set up such tracking on your research and development programs to allow for tracking within each program on a go forward basis; and
    - Disclose the date at which you will begin tracking and disclosing research and development costs by program.

Notes to Consolidated Financial Statements
Note 9. Stockholders' Equity
Stock Warrants
Investor Warrants, page 58

3. Refer to your response to prior comment four. Regarding your analysis of ASC 815-40-25-11, you state that the contract does not specify that NovaBay must deliver registered shares. In general, warrants issued in a public unit offering are required to settle in registered shares, and net cash settlement of the contract is assumed unless otherwise specified in the contract. It appears that section 14 of the warrant agreement does not absolve the Company from its obligation to net cash settle in all instances given that section 14 excludes section 1(c). Please provide us your accounting analysis demonstrating why section 1(c) does not require net cash settlement and therefore recording the warrants as a liability and marking them to fair value at each balance sheet date through charges or credits to the statement of operations.

You may contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Joel Parker, Branch Chief, at (202) 551-3651 if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. You may contact Johnny Gharib, Staff Attorney, at (202) 551-3170, or Sebastian Gomez Abero, Staff Attorney, at (202) 551-3578 with questions on comment one. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant